KERRY

RECEIVED

2008 OCT 15 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

08005388

Office of International Corporate Finance,
US Securities and Exchange Commission,
100 F Street NE
Washington DC 20549,
U.S.A.
Mailstop: Room 3628

SUPPL

10th October 2008.

Re: Application for amendment to Rule 12g3-2(b) – Electronic Filing
Kerry Group PLC (file no: 082-34842):

Dear Ladies and Gentlemen,

Kerry Group wishes to advise that the website which will be used for future electronic filing of required disclosure documents under 12g3-2(b) is as follows:

"www.kerrygroup.com"

Yours sincerely,

Michael Ryan,
Head of Investor Relations
KERRY GROUP PLC.

PROCESSED
OCT 16 2008
THOMSON REUTERS

END

10/15

Registered in Ireland
No. 111471